FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

4Q07

Data at 01/29/08

Sadia common share (SDIA3) =
R$ 9.50/share

Sadia preferred share (SDIA4) = R$ 9.21/share

Sadia ADR (SDA) = US$ 52.06

(1 ADR = 10 shares)

Sadia Latibex (XSDI) = € 3.55/share

Market Value - Bovespa

R$ 6.3  billion

US$ 3.5 billion

Investor Relations

Welson Teixeira Junior

Investor Relations Director

Phone: 55 11 2113-3197

Christiane Assis

Phone: 55 11 2113-3552

Christiane.Assis@sadia.com.br

Silvia Helena Madi Pinheiro

Phone: 55 11 2113-3197

Silvia.Pinheiro@sadia.com.br

Melissa Schleich

Fone: 11 2113-1565

Melissa.Shleich@sadia.com.br

ri@sadia.com.br

www.sadia.com

Ligia Montagnani

IR Consultant

Phone: 55 11 3897-6405

Ligia.Montagnani@firb.com

São Paulo,January 30, 2008. SADIA S.A. (BOVESPA: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI), a national leader in the segment of processed food, poultry and pork products, releases today its results for the fourth quarter of 2007 (4Q07). The Company's operating and financial information are presented in thousands of reais – except where indicated otherwise – based on figures restated in accordance with the corporate legislation. In this release, all comparisons ate made in relation to the same period in 2006 (3Q06), except where specified otherwise.

“Going international was Sadia’s goal for 2007. The kickoff was the Company’s first plant abroad, in Kaliningrad, Russia, and now we are pleased to announce the construction of a second unit outside Brazil, in the United Arab Emirates. The opening of those new frontiers was combined with sustainable business growth both in the domestic and in the international markets.

We also announced the largest investment plan in the 63 years of our history: R$ 1.6 billion in 2008, to be used in the expansion of our production capacity in Brazil and abroad, information technology, distribution infrastructure and breeding stock. Among other highlights are the plants for processed products in the State of Pernambuco and in the Middle East, a new meat packer for beef and the completion of the Lucas do Rio Verde unit in the State of Mato Grosso. The Company’s expectations are to grow between 12% to 14% in volumes in 2008. Going international and the growth in the domestic market are congruent with our strategic objective of growing revenues two times in five years.

In 2007, we invested R$ 1.1 billion in actions to strengthen our strategies for internationalization and for enriching our mix of higher added-value products. Highlights were the Kaliningrad plant - built with a local partner, the acquisition of Big Foods – a company in the interior of the State of São Paulo which processes frozen products and adds relevant innovations to the product lines, and also the construction of an agroindustrial unit in Lucas do Rio Verde to supply raw material to our processing units and to supply a growing worldwide demand for animal protein.

The result of the actions taken throughout the year is reflected in the figures. The sales volume totaled 2.1 millions of tons, a growth of 13.4% over 2006, with an evolution of 7.5% in the domestic market and of 19.1% in exports. Highlights included the processed products, with an expansion of 12.4% in Brazil and 45.1% in the international market, confirming an increasing demand in this segment in all regions of the world.

Gross revenues increased by 24.0%, reaching R$9.8 billion. Sales to the international market accounted for 46.0% of total revenues, a result aligned with our strategy of balancing both market shares. The EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) reached R$ 1.1 billion, with a margin of 12.7%, within the guidance established by the Company for the year, of 12.0% to 13.0% (9.6% in 2006) and net income totaled R$ 689.0 million, an evolution of 83.0% over 2006.

Acclaimed in Brazil as a symbol of excellence and quality, Sadia continues to hold its leading position in all of its segments, except the beef segment. Its brand also plays an important role in the international market. According to a survey conducted by Magram Market Research, Sadia is the most recognized foreign brand in the Russian market and the leader in the nugget and lasagna categories. In the Middle East, we are the first brand in processed meat products, whole chicken and chicken cuts. Those results drive our efforts in strengthening such assets, which represent one of our competitive advantages. In addition to those markets, the Company is also present in Europe, Asia and Americas, in which it had a growth of 31.7% in total exported volume for the year, the highlight of which was the increase in the sales of processed products.

Our gains in effectiveness and profitability are also the reflection of Sadia’s culture and values, which have been increasingly disseminated among our associates. To support this strategy, we have implemented the Sadia Culture project, the objective of which is to disseminate the beliefs of the Company across all organizational spheres, a fundamental step in our continued pursuit of excellence.

We have also achieved important conquests in the field of sustainability. We have been recognized and included in the BOVESPA Corporate Sustainability Index (ISE), an index which comprehends stocks issued by companies highly committed to sustainable development.  In an alliance with Food Lab, an international entity which disseminates sustainable practices for the productive food chain, we have started the activities of the Brazilian Business Coalition work group. Further, we have adhered to eight Voluntary Commitments to society, including the United Nations Global Pact.  Through the Sadia Institute, we have structured a Private Social Investment Program to support our actions in the communities where we are present. Those actions emphasize our commitment to a socially responsible performance, which counts on the support of the Strategic Sustainability Committee.

Also in 2007, Sadia announced the structuring of a financial holding and a multiple bank, geared to expand the activities that the Company, through Concórdia Corretora, had been developing in the financial market during the last 21 years, by making use of business opportunities and the existing synergies in the value chain of the Sadia Group, and thus completing the Group’s business model.

We close 2007 with the certainty that important steps have been made to ensure the future of this Company. Our challenges for the oncoming years are to make the most of the new business opportunities and to continue to grow at an accelerated pace, as much in Brazil as abroad.

We thank our associates, customers, investors, partners and suppliers for their support and trust during all these years, which contributed to establish Sadia as a  benchmark in the food industry.

Walter Fontana Filho

Chairman of the Board of Directors

Gilberto Tomazoni

CEO, Managing Director

HIGHLIGHTS – R$ THOUSAND

	2006	2007	2007/2006	4Q06	4Q07	4Q07/4Q06
Gross Operating Revenue	7,940,480	9,843,953	24.0%	2,355,536	2,917,957	23.9%
Domestic Market	4,482,017	5,319,918	18.7%	1,329,472	1,625,110	22.2%
Export Market	3,458,463	4,524,035	30.8%	1,026,064	1,292,847	26.0%
Net Operating Revenue	6,876,701	8,623,191	25.4%	2,039,193	2,560,186	25.5%
Gross Profit	1,691,484	2,311,061	36.6%	587,921	706,239	20.1%
Gross Margin	24.6%	26.8%		28.8%	27.6%
EBIT	343,756	669,730	94.8%	232,899	212,836	-8.6%
EBIT Margin	5.0%	7.8%		11.4%	8.3%
Net Income	376,588	689,016	83.0%	222,940	295,120	32.4%
Net Margin	5.5%	8.0%		10.9%	11.5%
EBITDA	658,437	1,098,717	66.9%	342,860	364,802	6.4%
EBITDA Margin	9.6%	12.7%		16.8%	14.2%
Exports / Gross Revenue	43.6%	46.0%		43.6%	44.3%

GROSS OPERATING REVENUE - R$ million

The 2007 business performance reaffirmed the growth path that the Company has been pursuing along the years. The resumption of poultry consumption by the global market, after the 2006 Avian flu crisis, the opening of the Brazilian states to the exports of pork to Russia and the increase in the average income of the Brazilian population, along with initiatives from the management and the clear growth strategy, were driving factors that led the Company to achieve one of its best results so far.

Gross operating income in 2007 totaled R$ 9.8 billion, 24.0% higher than that of 2006, of which 54.0% came from the domestic market and 46.0% from exports. Driven by the favorable performance of the volume sold and of prices in the segments of poultry and processed products, even with the average appreciation of 11.0% of the Brazilian Real in relation to the U.S. dollar during the year, the sales volume reached 2.1 million tons, 13.4% over the volume sold in 2006, the highlight of which was an increase of 19.1% in the exported volume.

The growth in sales to the international market in relation to total sales is aligned with the Company’s strategy of maintaining a balanced share between both markets.

TOTAL SALES

	2006	2007	2007/ 2006	4Q06	4Q07	4Q07/ 4Q06
Tons	1,892,585	2,146,728	13.4%	505,783	596,173	17.9%
Processed Products	799,556	924,032	15.6%	217,481	251,907	15.8%
Poultry	917,964	1,012,794	10.3%	231,356	288,883	24.9%
Pork	122,404	152,695	24.7%	40,494	41,806	3.2%
Beef	52,661	57,207	8.6%	16,452	13,577	-17.5%

R$ thousand	7,940,480	9,843,953	24.0%	2,355,536	2,917,957	23.9%
Processed Products	3,879,790	4,615,809	19.0%	1,097,838	1,326,138	20.8%
Poultry	2,898,082	3,761,710	29.8%	864,845	1,182,220	36.7%
Pork	530,731	662,793	24.9%	188,389	195,291	3.7%
Beef	298,768	321,901	7.7%	99,006	79,184	-20.0%
Others	333,109	481,740	44.6%	105,458	135,124	28.1%

The segment of processed products continues to stand out and accounted for almost half of the sales volumes (43.0%) and for the generation of the Company’s income (46.9%) in 2007, an increase of 15.6% and 19.0%, respectively, over the prior year. This result reflects the Company’s strategy towards enriching the mix of higher added-value products and the increasing worldwide demand for processed products.

The poultry volume sold increased by 10.3% and income from this segment grew 29.8% in comparison with the prior year. This segment accounted for 47.2% of the total volume sold by Sadia in 2007, as compared to 48.5% in 2006, in line with Company’s expectations for a decrease in this segment share in relation to the total sold. It also accounted for 38.2% of total gross income, an increase over the 36.5% of the prior year. These figures point to an increase in overseas demand, after the lessenig of the global concern about the consumption of this kind of protein, caused by the Avian flu crisis in 2006.

The pork segment recorded an increase of 24.7% in physical sales and 24.9% in gross income when compared to its performance in 2006 – a period in which the Russian embargo was the most severe.

The beef segment increased by 8.6% in physical sales and 7.7% in gross income.

BREAKDOWN OF GROSS OPERATING REVENUE

The 4Q07 followed the growth trend observed throughout the year. The total volume sold by the Company was 17.9% higher than that recorded in the 4Q06 and total income grew by 23.9% the amount achieved for the same period of the previous year. The average price for the period was 4.9% higher than that recorded in the 4Q06.

The segment of processed products recorded a rise in the volume of physical sales, revenues and average price of 15.8%, 20.8% and 4.2%, respectively, as a result of the increase in the sales of processed products to Europe and Russia and sales to the domestic market, given the increase in the average income of the Brazilian population.

The poultry segment increased 24.9% in volume, 36.7% in revenues and 9.4% in average price, in line with the overall demand for poultry after the 2006 crisis.

Physical sales of pork in the 4Q07 grew 3.2%, while revenues rose 3.7% and the average price was 0.4% above that charged in 4Q06. There was no significant evolution over the 4Q06 due to the maintenance of the Russian embargo to the Brazilian states throughout the 4Q07. This situation is due to change in 2008, in view of the opening of the States of Mato Grosso, Santa Catarina and Minas Gerais to pork exportation to Russia.

Physical sales of beef in the 4Q07 fell 17.5%, net income decreased by 20.0% and the average price was 3.2% lower than that of the 4Q06 due to the shortage of cattle for slaughtering in the Brazilian market.

Sales

Tons	2006	2007	2007/ 2006	4Q06	4Q07	4Q07/ 4Q06
Domestic Market	928,626	998,426	7.5%	245,523	287,914	17.3%
Processed Products	723,086	813,057	12.4%	198,696	222,913	12.2%
Poultry	155,485	132,004	-15.1%	33,535	49,057	46.3%
Pork	41,022	43,767	6.7%	11,224	12,794	14.0%
Beef	9,033	9,598	6.3%	2,068	3,150	52.3%
Export Market	963,959	1,148,302	19.1%	260,260	308,259	18.4%
Processed Products	76,470	110,975	45.1%	18,785	28,994	54.3%
Poultry	762,479	880,790	15.5%	197,821	239,826	21.2%
Pork	81,382	108,928	33.8%	29,270	29,012	-0.9%
Beef	43,628	47,609	9.1%	14,384	10,427	-27.5%
Total	1,892,585	2,146,728	13.4%	505,783	596,173	17.9%

R$ thousand	2006	2007	2007/ 2006	4Q06	4Q07	4Q07/ 4Q06
Domestic Market	4,482,017	5,319,918	18.7%	1,329,472	1,625,110	22.2%
Processed Products	3,513,522	4,149,810	18.1%	995,528	1,195,361	20.1%
Poultry	492,348	559,427	13.6%	189,904	244,241	28.6%
Pork	154,499	190,405	23.2%	45,468	66,345	45.9%
Beef	40,594	55,963	37.9%	11,214	21,809	94.5%
Others	281,054	364,313	29.6%	87,358	97,354	11.4%
Export Market	3,458,463	4,524,035	30.8%	1,026,064	1,292,847	26.0%
Processed Products	366,268	465,999	27.2%	102,310	130,777	27.8%
Poultry	2,405,734	3,202,283	33.1%	674,941	937,979	39.0%
Pork	376,232	472,388	25.6%	142,921	128,946	-9.8%
Beef	258,174	265,938	3.0%	87,792	57,375	-34.6%
Others	52,055	117,427	125.6%	18,100	37,770	108.7%
Total	7,940,480	9,843,953	24.0%	2,355,536	2,917,957	23.9%

Domestic Market

The Company’s performance in the domestic market was positive in 2007. Physical sales increased 7.5% over the prior year. Net income, as well as the average price charged, also increased, 18.7% and 9.7%, respectively.

The evolution of the segment of processed products reflects Sadia’s focus on continuing to meet the demand from all levels of income in Brazil, boosted by the increase in the income of the Brazilian population, particularly from the low income classes. Processed products were responsible for 81.4% of the Company’s physical sales in the domestic market and 78.0% of revenues, 12.4% and 18.1% higher than those of 2006. The average price of this segment increased by 4.9%, in an ongoing effort to pass on the increase in costs, particularly of grains. Out of the mix of this segment, the highlights were the sales of pizzas, Hot pockets, margarines, frankfurters, sausages and bolognas.

BREAKDOWN OF GROSS OPERATING REVENUES – DOMESTIC MARKET

The poultry segment was the only one that showed a lower volume sold. As soon as the 2006 global Avian flu crisis was overcome, this protein was redirected to the international market. The domestic market fell 15.1% in volume sold, while prices increased by 33.8%, generating a revenue 13.6% higher than of 2006.

The volume of physical sales of pork grew 6.7% in 2007, revenues increased by 23.2% over the results of the prior year and the average price increased 15.4%, a fact driven by the resumption of sales to the Russian market during the year and the consequent rebalancing of the supply in the domestic market.

Physical sales of beef grew 6.3% over 2006. The average price of and the revenues from this segment also evolved 29.8% and 37.9%, respectively. These revenues correspond to 1.0% of the total revenues from the domestic market, confirming the Company’s focus of this segment to the international market.

4Q07/ 4Q06

The last quarter of the year reaffirmed the satisfactory performance achieved in 2007. In this period, the volume sold increased by 17.3% in relation to 4Q06 and revenues and average prices grew 22.2% and 4.9%, respectively.

Physical sales of the segment of processed products grew by 12.2%, the average price increased 7.0% and revenues, 20.1% over the 4Q06. This satisfactory performance was due to the increased sales of frozen products such as pizza and lasagna, in addition to the dessert line.

The poultry segment also had a considerable evolution and grew by 46.3% the volume of physical sales in the 4Q06, reaching 50,000 tons - the highest quarterly volume in the history of Sadia. The average price decreased by 12.0%, while revenues from this segment were 28.6% higher than those of 4Q06.

Physical sales of pork in the 4Q07 grew 14.0% over the 4Q06. As a consequence of the higher demand, the average price was 28.1% higher and revenues from this segment increased by 45.9%.

The beef segment posted the highest percentage growth in revenues between the quarters, of 94.5%. The volume of physical sales grew 52.3% over 4Q06 as a result of the redirection to the domestic market, given the more favorable price conditions in this market, the unfavorable foreign exchange rate and the fall in demand in Europe. The average price of this segment rose 27.7% over the 4Q06.

AVERAGE PRICES – R$/KG – DOMESTIC MARKET

International market

All segments in which Sadia is present have grown in the international market. The increase of 19.1% in physical sales, together with the evolution of 8.8% in the average price in Brazilian Reais generated by the Company for exports in 2007, sustained a growth of 30.8% in revenues, in comparison with 2006. New markets in Asia and Eurasia were explored and sales to the traditional markets were expanded.

BREAKDOWN OF GROSS OPERATING REVENUES - INTERNATIONAL MARKET

The resumption of the worldwide demand for poultry yielded an increase in the volume of physical sales to the international market, leading to a recovery of 27.9% in the average U.S. dollar price and of 15.2% in Brazilian Reais, and, consequently, an evolution of 33.1%  in the revenues from this segment in comparison with 2006.

The segment of processed products, following the Company’s focus on selling products under the Sadia brand and with higher added value, grew 45.1% in volume. The average price for this segment fell 0.9% in U.S. dollars and 12.3% in Brazilian Reais, mostly due to the mix in connection with the expansion in the volumes exported to Venezuela at an average price lower than that exported to other regions. Nonetheless, revenues from this segment grew 27.2% in relation to the prior year.

The pork segment realized a greater sales volume abroad due to the liberalization of new countries, the lifting of embargos and the recovery, in 2007, of the selling status of certain States to Russia, the main destination of the Brazilian exports. This segment showed an increase of 33.8% in volumes in comparison with the prior year; the average price rose 4.64% in U.S. dollars and fell 6.1% in Brazilian Reais for the period; the revenues generated by this segment rose 25.6%.

Physical sales of beef grew 9.1% in 2007. The average price in U.S. dollars increased 5.1% and fell 5.6% in Brazilian Reais, generating revenues 3.0% higher than that of the prior year.

4Q07/ 4Q06

The Company’s performance in the international market for the 4Q07 followed the same trend observed during the year.

The volume of physical sales to the international market grew 18.4%, while the average price increased 16.8% in U.S. dollars and 5.2% in Brazilian Reais. Revenues grew 26.0%.

In the 4Q07, the poultry segment increased 21.2% in physical sales, with a higher average price of 22.4% in U.S. dollars and 14.7% in Brazilian Reais in relation to the 4Q06, a tendency driven by the cost pressure of all players in this industry, due to the rising costs of grains. This increase in volumes and in average prices represented 39.0% more in revenues in a comparison between quarters.

The segment of processed foods advanced 54.3% in physical sales, mainly due to sales of breaded chicken products to Europe and processed pork products to the Americas. The average price increased 0.5% in U.S. dollars and fell 17.2% in Brazilian Reais over the 4Q06, increasing 27.8% in revenue generation.

The volume of physical sales of shipped pork fell 0.9%, in comparison with the 4Q06 and the average price rose 8.0% in U.S. dollars and fell 9.0% in Brazilian Reais. Revenues from this segment were 9.8% lower.

The beef segment, due to the shortage in supply for slaughtering in the domestic market, fell 27.5% in physical sales and the average export price for beef in the 4Q07 was 7.3% higher in U.S. dollars and 9.8% lower in Brazilian Reais over the 4Q06, resulting in revenues 34.6% lower.

AVERAGE PRICES – R$/KG  - EXPORT MARKET

EXPORTS BY REGION

In addition to exporting to new markets in Asia and Eurasia, the main destination of the Sadia products in 2007, in terms of revenues, was Europe, followed by the Middle East.

NET OPERATING REVENUE

Net income in 2007 reached R$ 8.6 billion, with an evolution of 25.4% over 2006, as a result of the greater volume sold and the prices charged by the Company in the domestic market and in the international market. This performance was achieved even with the average devaluation of 11.0% of the U.S. dollar, in comparison with the prior year. In the 4Q07, the net operating income totaled R$ 2.6 billion, 25.5% higher than that in the same period in 2006, a highlight being the sales of processed products in the domestic market and of poultry and processed products in the international market. The average devaluation of the U.S. dollar in the quarterly comparison was 17.8%.

COST OF PRODUCTS SOLD

The cost of the products sold recorded an increase of 21.7% in 2007, due to the higher volumes sold and the increase in the price of grains. The volumes sold plus the higher average prices in 2007 were the factors that contributed for a better cost/net income ratio with a margin of 73.2%, in comparison with 75.4% in 2006.

Consequently, the gross margin improved during the year, with a gain of 2.2 percentage points in the comparison between the margin of 26.8% in 2007 and the margin of 24.6% in 2006.

In the 4Q07, the ratio of the cost of goods sold to net income was 72.4%, higher than that reached in the 4Q06 (71.2%), due mainly to the increase in the cost of grains. Thus, the gross margin was lower, decreasing from 28.8% to 27.6% in the 4Q07.

The cost per ton sold increased 7.3% and 8.4% for 2007 and for the 4Q07, respectively, in relation to 2006 and to the 4Q07, mainly due to increases in corn and in soya bean during the year.

Gross Margin
The market prices (ESALQ) for corn and soya bean in 2007 were, respectively, 38.7% and 23.2% higher than those in 2006.

OPERATING RESULTS

The ratio between operating expenses [sales, general & administrative and other expenses] and net income reached 19.0% in 2007 (R$1.6 billion), better than the 19.6% recorded in 2006 and was 19.3% in the 4Q07 (R$493.4 million), while it reached 17.4% in the same period for 2006.

The margin of selling expenses over net income reached 17.0% in 2007, while it reached 18.7% in 2006. This performance reflects the expense rationalization plan and better operational efficiency, in addition to the volumes sold, diluting fixed expenses. Expenses were also substantially reduced in the quarterly comparison: they shrinked to 16.6% in the 4Q07, as compared with 18.3% in the 4Q06.

General and administrative expenses over net income remained close to 1.2% throughout 2007, in line with the margin of 1.0% in 2006.

The effort to control expenses and to achieve increasingly growing revenues led the earnings before taxes and equity accounting (EBIT) to total R$ 669.7 million in 2007, 94.8% higher than that reached in 2006. In the 4Q07, this total reached R$ 212.8 million, with a margin of 8.3%. This amount and margin were lower than those recorded in the 4Q06 due to a tax credit in the amount of R$ 75.7 million (net of lawyer’s fees) recognizing the gain granted by the judgment on the unconstitutionality of Law No. 9718/98, which amended the calculation basis of the Contribution on Billings - COFINS.

The EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) in 2007 amounted to R$ 1.1 billion and the EBITDA margin was 12.7%, higher by 3.1 percentage points than that obtained in 2006. These results show the Company’s efforts to achieve the best productivity and marketing levels for its products. In the 4Q07, the EBITDA totaled R$ 364.9 million, while the EBITDA margin was 14.2% (16.8% in the 4Q06).

EBITDA CALCULATION = EBIT + DEPRECIATION/AMORTIZATION/SUBVENTION + EMPLOYEE PROFIT SHARING
	2006	2007	4Q06	4Q07
EBIT	343,756	669,730	232,899	212,836
(+)DEPRECIATION/AMORTIZATION/SUBVENTION	266,332	345,859	73,456	91,325
(+)EMPLOYEE PROFIT SHARING	48,349	83,128	36,505	60,641
EBITDA	658,437	1,098,717	342,860	364,802
EBITDA MARGIN	9.6%	12.7%	16.8%	14.2%

The Company is entitled to investment grants scheduled to expire between 2014 and 2020, provided by the Governments of the States of Minas Gerais and Mato Grosso, where some of its industrial plants are located. Until March 31, 2007, such grants were recognized in the net income for the year, since they were not directly related to the Company's investment projects. As already widely disseminated to the market, the Company has been investing in projects to expand and modernize the production units, consisting of an increase in installed capacity, expansion of the manufacturing concern, increase of production and generation of jobs. As of April 1, 2007, the States started to bind grants to investments and this led the Company to recognize those grants in the “Capital Reserve” account, under "Stockholders Equity". The amount of those grants recorded for the period ended at December 31, 2007 was R$18.9 million.

FINANCIAL RESULT

Sadia's financial results are the reflection of the financial management of its financial assets and liabilities, in addition to the recording of the exchange gain variation of overseas investments, which aim to protect its assets and liabilities on a consolidated basis. The consolidated net income for 2007 was a negative R$ 36.6 million, while in 2006 it was a positive R$ 76.7 million.

FINANCIAL INDEBTEDNESS - R$ MILLION

	Dec 2006%		Dec 2007%		Var.
Short Term	1,217.0	31%	1,012.0	27%	-16.8%
Local Currency	321.9	26%	428.9	42%	33.2%
Foreign Currency	895.0	74%	583.1	58%	-34.8%
Long Term	2,677.5	69%	2,688.1	73%	0.4%
Local Currency	765.7	29%	869.0	32%	13.5%
Foreign Currency	1,911.9	71%	1,819.1	68%	-4.9%
Total	3,894.5	100%	3,700.1	100%	-5.0%
(-) Financial Investments	2,577.0	100%	2,552.0	100%	-1.0%
Local Currency	589.8	23%	806.9	32%	36.8%
Foreign Currency	1,987.2	77%	1,745.1	68%	-12.2%
(=) Net Financial Indebtedness	1,317.5	100%	1,148.1	100%	-12.9%
Local Currency	497.9	38%	491.0	43%	-1.4%
Foreign Currency	819.7	62%	657.1	57%	-19.8%
Net Debt to Equity	53.6%		39.0%
Net Debt to EBITDA*	1.8		1.0

* Last 12 months

At the close of 2007, Sadia net financial debt totaled R$ 1.1 billion, an amount 12.9% lower than that at the end of 2006.  Due to the higher cash generation, the net debt to EBITDA ratio decreased and reached in December the mark of 1x versus 1.8x in December 31, 2006.

NET DEBT / EBITDA* *Last 12 months

NONOPERATING RESULTS

Nonoperating results were R$ 154.8 million in 2007 and were generated mainly in the 4Q07. Concórdia S.A. Corretora de Valores Mobiliários, a wholly-owned subsidiary of the Company, disposed of partial interest in the capital of Bovespa Holding S.A. in October and in the Commodities and Futures Exchange (BM&F), in December, through an Initial Public Offering, realizing a profit before taxes of R$ 165.7 million.

NET INCOME

Net income was R$ 689.0 million in 2007, 83.0% higher than that of 2006, with a net margin of 8.0%, 2.5 percentage points higher than the prior year, representing a return on net equity of 23.4%. Net income in the 4Q07 was R$295.1 million, while the net margin was 11.5%.

INVESTMENTS R$ MILLION

Sadia invested R$ 1.1 billion in 2007, the same level invested in 2006 and close to the initial estimates of R$ 950 million. Out of this total, R$ 196.0 million were destined to the production of processed products (18.1%); R$ 614.7 million to poultry production (56.6%); R$ 136.4 million to pork production (12.6%); R$ 44.4 million to beef production (4.1%) and the remaining R$ 93.4 million (8.6%) were destined, mostly, to information technology and logistics projects. Thus, the Company is better prepared and is more competitive to face the challenges of the marketplace and the demands of the industry.

As a strategy to remain competitive and reduce the risk in its operations, Sadia invested in the expansion of its product portfolio, particularly of breaded chicken products and processed pork products.

In December 2007, to strengthen the Company in the segment of frozen processed products, Sadia acquired Big Foods, an industrial complex located in Tatuí, SP, specialized in the production of ready-to-eat sandwiches, lasagnas, pizzas, breads, rolls, cheese breads and other pastry items, for R$ 53.5 million. The annual production capacity of Big Foods is 20 thousand tons of processed products.

CAPITAL MARKETS

São Paulo Stock Exchange - BOVESPA

The Company's preferred shares are part of the theoretical portfolio of the São Paulo Stock Exchange Index (IBOVESPA). This portfolio lists 63 papers and for the four-month period of September-December/07, the relative weight of Sadia in the index was 0.93%.

As from December 1, Sadia was included in the Corporate Sustainability Index (ISE), an indicator comprising stock issued by companies concerned with and investing in sustainable practices.

Sadia preferred shares (SDIA4) had a year-to-date rise of 41.3% in 2007.

The daily average of financial volume reached R$ 23.6 million in the 4Q07, in comparison with R$ 12.1 million in the same period of 2006.

Sadia preferred shares were distributed among the various categories of Bovespa investors, highlighting the growing number of foreign investors.

Sadia PN vs. Ibovespa Base 100 = 12/28/2006

Breakdown By Kind of Investor – Bovespa

 (December 2007)

New York Stock Exchange – NYSE

In 2007, Sadia Level II ADRs [SDA] appreciated by 69.3% in U.S. dollars, while the Dow Jones Index recorded an appreciation of 7.2% in the period. The daily average volume grew 350.2%, to US$ 8.4 million, corresponding to 21.1% of the total stock traded with Sadia PN in the 4Q07.

Sadia ADR vs. Dow Jones Base 100 = 12/29/2006

Latibex

Since November 15, 2004, Sadia PN shares are listed on the Latibex [XSDI], a market that trades stocks of Latin American companies on the Madrid Stock Exchange. During the 4Q07, the average daily volume was € 838.0 thousand, an increase of 795.3% when compared with the average volume recorded in the 4Q06, which was € 93.0 thousand. In the last 12 months, the shares appreciated by 53.9%.

MARKET DATA - BOVESPA	4Q06	4Q07	4Q07/4Q06
Sadia Common Shares / SDIA3 - thousands (Free Float = 46.8%)	257,000	257,000
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 89.6%)	426,000	426,000
Total Outstanding Shares - thousands* (Float = 73.5%)(¹)	498,287	507,599
Closing Price - R$/share SDIA3 (¹)	7.44	10.00	34.4%
Closing Price - R$/share SDIA4 (¹)	7.16	10.12	41.3%
Mkt. Capitalization - R$ millions (¹)	4,890	6,912	41.3%
Volume of Shares Traded - thousand	107,608	124,801	16.0%
Daily Average Volume of Shares Traded - thousand	1.824	2.115
Financial Volume Traded - R$ million	712.9	1,389.0	16.0%
Daily Average Financial Volume Traded - R$ million	12.1	23.5

MARKET DATA - NYSE	4Q06	4Q07	4Q07/4Q06
Total Outstanting ADR´s - thousands	6,949.7	8,984.4	29.3%
Participations in Trading Sessions	100%	100%
Closing Prices - US$/ADR (¹) (²)	34.09	57.70	69.3%
Mkt. Capitalization - US$ millions(¹)	236.9	518.4	118.8%
Volume of Shares Traded	3,889,600	8,633,200	122.0%
Daily Average Volume of Shares Traded	61,740	137,035
Financial Volume Traded - US$ thousand	119,485	537,879	350.2%
Daily Average Financial Volume Traded - US$ thousand	1,896.6	8,537.8

(1) At the end of the period

Sources: Sadia, Bovespa and NYSE

REMUNERATION TO SHAREHOLDERS

Total gross interest on equity capital and dividends to be distributed by Sadia based on the 2007 results is R$ 206.6 million (R$ 0.306006 per share). As from December 2005, the remuneration of ordinary and preferred shares has been equalized.

OUTLOOK

Company estimates for 2008 point to a growth of 12% to 14% in physical sales in comparison with the results achieved in 2007. The goal is to reach similar percentages between the domestic and international markets. The Company also expects to achieve an EBITDA margin between 12.0% and 13.0% in 2008.

Sadia intends to continue to invest heavily in innovative projects which leverage the strength of its brand while maintaining the focus on its core business, which is the production of processed meat products for the domestic and international markets.

One of the new Company’s investments is a plant for processed products in Vitória de Santo Antão (State of Pernambuco), which will be the first plant in the meat industry to neutralize 100% of its carbon emissions. The investments will amount to R$ 190 million.

In January 2008, Sadia signed a commitment to purchase Goiaves (Buriti Alegre, GO), with a production capacity of 100 thousand of chicken heads per day and billings of about R$ 100 million up to the end of 2008. The Company also signed a commitment to purchase 73.9% of the capital of Baumhardt, the controlling shareholder of Excelsior (Santa Cruz do Sul, RS), a company of processed pork products. Those recent acquisitions reflect Sadia’s commitment to growth and to the consolidation of this industry.

Out of the total investment of R$ 1.6 billion, R$ 556 million will be invested in the segment of processed products; R$ 558 million in the continuation of the construction of the Lucas do Rio Verde agroindustrial project; R$ 70 million in the beef segment and the remaining R$ 416 million in other projects, such as the Middle East enterprise, infrastructure, information technology and breeding stock.

The investment in the beef plant will be completed by the first half of 2009 and will provide a slaughtering capacity of 2 thousand heads/day.

In 2008, Sadia will continue to invest in the international market. One of its actions will be the implementation of another plant abroad. This unit, to be constructed in the United Arab Emirates, will receive investments of R$ 100 million and will produce processed poultry and beef products. The Company’s unit in the Netherlands will receive investments of over R$ 4 million to double its production capacity and reach 20 thousand tons/year.

In 2007, Sadia initiated a change in its organizational culture, aiming to expand its competitive edge. The purpose of the Sadia Culture project is to revisit the Company’s values and introduce a new modus operandi – since the corporate results and the organizational dynamics are the results of the interaction between its culture and the organizational structures, processes and strategies.

EVENTS ON JANUARY 31 (THURSDAY)

    International: Conference Call

Time: 11:00 (Brasília), 8:00 (NY)

Telephone numbers for connection:

Brazil: (11) 4688-6301

U.S.A.: (1 800) 860-2442

Other countries: (1 412) 858-4600

  In Brazil:  Meeting with Investment Professionals and Analysts

Time: 12:30 (Brasília), 9:30 (NY)

Place: Rua Fortunato Ferraz, 616 – Vila Anastácio – São Paulo

  The audio of the meeting and of the conference call will be broadcast live over the Internet, accompanied by a slide presentation at the website:www.sadia.com

The forward-looking statements on the business outlook, projections of operating and financial results, and the potential growth of the Company contained in this publication are mere predictions and were based on Management's expectations in relation to the future of the Company. These expectations are highly dependent on markets changes, on the overall economic performance of Brazil, on the industry and on the international markets, being therefore subject to change.

ATTACHMENT I
INCOME STATEMENT - CONSOLIDATED

	2006		2007		2007/2006	4Q06		4Q07		4Q07/4Q06
	R$ '000%		R$ '000%		%	R$ '000%		R$ '000%		%
Gross Operating Revenue	7,940,480	115.5%	9,843,953	114.2%	24.0%	2,355,536	115.5%	2,917,957	114.0%	23.9%
Domestic Market	4,482,017	65.2%	5,319,918	61.7%	18.7%	1,329,472	65.2%	1,625,110	63.5%	22.2%
Export Market	3,458,463	50.3%	4,524,035	52.5%	30.8%	1,026,064	50.3%	1,292,847	50.5%	26.0%
(-) Sales Tax and Services Rendered	(1,063,779)	-15.5%	(1,220,762)	-14.2%	14.8%	(316,343)	-15.5%	(357,771)	-14.0%	13.1%
Net Operating Revenue	6,876,701	100.0%	8,623,191	100.0%	25.4%	2,039,193	100.0%	2,560,186	100.0%	25.5%
Cost of Goods Sold and Services Rendered	(5,185,217)	-75.4%	(6,312,130)	-73.2%	21.7%	(1,451,272)	-71.2%	(1,853,947)	-72.4%	27.7%
Gross Profit	1,691,484	24.6%	2,311,061	26.8%	36.6%	587,921	28.8%	706,239	27.6%	20.1%
Selling Expenses	(1,286,994)	-18.7%	(1,464,262)	-17.0%	13.8%	(372,204)	-18.3%	(425,002)	-16.6%	14.2%
Management Compensation	(14,011)	-0.2%	(16,433)	-0.2%	17.3%	(4,413)	-0.2%	(4,760)	-0.2%	7.9%
Administrative Expenses	(57,251)	-0.8%	(84,300)	-1.0%	47.2%	(16,312)	-0.8%	(24,931)	-1.0%	52.8%
Employees Profit Sharing	(48,349)	-0.7%	(83,128)	-1.0%	71.9%	(36,505)	-1.8%	(60,641)	-2.4%	66.1%
Others Operating Results	58,877	0.9%	6,792	0.1%	-88.5%	74,412	3.6%	21,931	0.9%	-70.5%
Earnings Before Interest and Taxes	343,756	5.0%	669,730	7.8%	94.8%	232,899	11.4%	212,836	8.3%	-8.6%
Financial Result, Net	76,681	1.1%	(36,587)	-0.4%	-147.7%	35,958	1.8%	(21,114)	-0.8%	158.7%
Gain (loss) from investments in subsidiaries	16,810	0.2%	(99,655)	-1.2%	692.8%	23,062	1.1%	(9,048)	-0.4%	139.2%
Operating Profit	420,437	6.1%	633,143	7.3%	50.6%	268,857	13.2%	191,722	7.5%	-28.7%
Nonoperating Income (expense)	(5,783)	-0.1%	154,793	1.8%	2776.7%	(403)	0.0%	155,161	6.1%	-38601.5%
Income Before Taxes	414,654	6.0%	787,936	9.1%	90.0%	268,454	13.2%	346,883	13.5%	29.2%
Income Tax and Social Contribution	(39,172)	-0.6%	(99,936)	-1.2%	-155.1%	(45,806)	-2.2%	(52,861)	-2.1%	-15.4%
Net Income before Minority Interest	375,482	5.5%	688,000	8.0%	83.2%	222,648	10.9%	294,022	11.5%	32.1%
Minority Interest	(1,106)	0.0%	(1,016)	0.0%	8.1%	(292)	0.0%	(1,098)	0.0%	-276.0%
Net Income	376,588	5.5%	689,016	8.0%	83.0%	222,940	10.9%	295,120	11.5%	32.4%
EBITDA	658,437	9.6%	1,098,717	12.7%	66.9%	342,860	16.8%	364,802	14.2%	6.4%

ATTACHMENT II
BALANCE SHEET - CONSOLIDATED
R$ Thousand

	2006	2007
ASSETS
Current Assets	4,666,649	4,564,016
Cash and Bank	234,069	320,028
Trade Accounts Receivable	678,598	486,586
Recoverable Taxes	225,856	361,860
Inventories	1,084,454	1,168,936
Marketable Securities	2,187,406	2,049,281
Other Credits	256,266	177,325
Non-Current Assets	2,909,702	3,617,364
Long Term Assets	520,676	530,791
Marketable Securities	129,127	136,042
Other Credits	391,549	394,749
Permanent	2,389,026	3,086,573
Investments	55,588	65,787
Property, Plant and Equipment	2,267,685	2,938,214
Deferred Charges	65,753	82,572
Total Assets	7,576,351	8,181,380
LIABILITIES
Current Liabilities	2,202,245	2,228,369
Loans and Financing	1,216,955	1,012,023
Suppliers	503,285	593,951
Salaries and Social ChargesPayable	158,209	214,846
Taxes Payable	63,349	65,859
Dividends	59,420	135,666
Operating Liabilities	201,027	206,024
Non-Current Assets - Long Term Liabilities	2,914,784	3,007,892
Loans and Financing	2,677,542	2,688,115
Operating Liabilities	237,242	319,777
Deferred Discount of Investments	0	0
Minority Interest in Subsidiaries	964	34,599
Shareholder's Equity	2,458,358	2,910,520
Paid - Up Capital	1,500,000	2,000,000
Income Reserve	958,358	910,530
Total Liabilities and Equity	7,576,351	8,181,380

ATTACHMENT III
CASH FLOW STATEMENT

	2006	2007
Net result from the period	375,482	688,000
Adjusments to reconcile net income with cash generated from operating activities:
Variation in minotiry interest	254	34,651
Provisioned interest net of paid	(64,126)	(265,467)
Depreciation, amortization and exhaustion	240,569	306,155
Goodwill amortization from acquistion	25,763	20,774
Invesments Subsidies	-	18,930
Result of interest in companies	(21,037)	94,689
Deferred taxes	28,205	23,355
Contingencies	206	22,029
Result of sale or write-off of property, plan & equip.	8,978	10,598
Variations in operating assets and liabilities:
Customer accounts receivable	(168,983)	192,012
Inventories	(91,964)	(84,482)
Taxes recoverable and others	(118,691)	(100,190)
Judicial deposits	4,040	4,964
Suppliers	7,527	90,666
Taxes and contribns. To withhol, wages to pay, others	43,763	102,129
Net cash generated from operating activities	269,986	1,158,813
Investiments activities:
Proceeds from sale of property, plant & equip.	14,967	3,636
Acquisition of prop., plan & equip. / deferred assets	(1,055,378)	(1,084,930)
Paid portion in subsidiary, net of cash	(485)	(16,020)
Financial investments	(3,320,118)	(3,270,218)
Financial investment redemptions	3,167,532	3,231,915
Net cash generated from investment activities	(1,193,482)	(1,135,617)
Financeing activities:
Loans and financing	2,862,349	2,534,009
Payment of financing	(1,708,255)	(2,313,714)
Dividends paid	(169,871)	(106,755)
Sale of treasury shares	463	463
Purchase of treasury shares	(23,427)	(51,240)
Net cash generated from financing activities	961,259	62,763
Cash at beginning of fiscal year	196,306	234,069
Cash at end of fiscal year	234,069	320,028
Net addition in cash	37,763	85,959